Jardines

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

31st December 2002

03003089

03 JAN 13 AM 11:38

Securities and Exchange Commission
Office of the International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 31st December 2002 in respect of MOIL which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

dlw 1/14

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Company	Mandarin Oriental International Ltd
TIDM	MDO
Headline	Issue of Equity
Released	07:16 31 Dec 2002
Number	6685F

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL INTERNATIONAL LIMITED

ISSUE OF EQUITY

On 31st December 2002, Mandarin Oriental International Limited has allotted 150,000 new ordinary shares at a price of US$0.4910 per share pursuant to The Mandarin Oriental Employee Share Purchase Trust (1995).

The shares will be registered in the name of the Scheme Trustee, Mandarin Oriental Trustees Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

31st December 2002

www.mandarinoriental.com

END

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